April 22, 2025

Amy A. Campbell
Chief Financial Officer
REV Group, Inc.
245 South Executive Drive, Suite 100
Brookfield, WI 53005

       Re: REV Group, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2024
           Form 8-K furnished December 11, 2024
           Response letter dated April 1, 2025
           File No. 001-37999
Dear Amy A. Campbell:

       We have reviewed your April 1, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
21, 2025 letter.

Form 10-K for the Fiscal Year Ended October 31, 2024
Adjusted EBITDA and Adjusted Net Income, page 43

1. We note from your response to our prior comment and subsequent conversations, that the restructuring related charges adjustment includes inventory charges and amounts related to production inefficiencies due to the relocation of KME production to other facilities. We continue to believe that these charges are normal recurring operating costs of a business and should not be excluded from non-GAAP financial measures.
       Please revise future filings accordingly.
 April 22, 2025
Page 2

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing